FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of February


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.




Media
Information

                               12 February 2007

         BG Group and Nigeria LNG (NLNG) enter agreement for
                     Liquefied Natural Gas (LNG) supply


BG Group plc today announced that it has signed a Sale and Purchase Agreement with NLNG for the acquisition of 2.25 million tonnes per annum (mtpa) of LNG for a 20 year term from the planned Train 7 project in Finima, Bonny Island, Nigeria.


Cargoes will be delivered on an ex-ship basis to BG Group's North American marketing business at Lake Charles, Louisiana.


Martin Houston, BG Executive Vice President and Managing Director, North America, Caribbean and Global LNG, said:


"This agreement with NLNG adds to our existing supply arrangements through Trains 4 and 5 which came into effect last year. It enhances the profitable long-term growth of BG's LNG supply portfolio and reflects the strength of BG's competitive position in the Atlantic Basin."




 There are matters discussed in this media information that are forward looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors which could cause actual results to differ from the forward looking statements, refer to the Company's annual report and accounts for the year ended 31 December 2005. The
Company does not undertake any obligation to update publicly, or revise, forward looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.


Notes to Editors:


BG Group plc is a global natural gas business. Active on five continents in 25 countries, it operates four business segments - Exploration and Production, LNG, Transmission and Distribution and Power.


NLNG Train 7 is planned as an 8.4 mtpa facility. The shareholders in NLNG are Nigerian National Petroleum Corporation (NNPC) (49%), Shell Gas B.V., (25.6%) Total LNG Nigeria Limited (15%) and ENI International (N.A.) N.V. S.a'r.l. (10.4%).

In January 2006, BG entered into a Memorandum of Understanding (MoU) with Nigeria's Brass LNG for the acquisition of LNG with initial deliveries expected to start during 2011. Final volumes will be confirmed on completion of the Sale and Purchase Agreement which is expected in 2007.


In February 2006, BG signed a Joint Venture Project Development Agreement for a liquefaction plant at Olokola (OKLNG) on the south-western coast of Nigeria. The proposed project will comprise four LNG trains of approximately 5.5 mtpa each, with the development envisaged in two phases of 11 mtpa capacity. BG Group has a 13.5% share in the project and the remaining partners are - NNPC (49.5%, Chevron OKLNG Holdings Limited (18.5%) and Shell Gas and Power developments B.V. (18.5%).


In January 2006, BG Group (along with our partners Sahara Energy and Seven Energy) signed a Production Sharing Contract with NNPC with respect to Block 332 offshore Nigeria. BG holds a 45% interest in and operatorship of this block. Block 332 is located in deep water (100 - 1,000m) offshore western Niger Delta, approximately 100km south-east of the commercial capital Lagos and lies between latitudes 5 degrees 50'N and 6 degrees 20'N.


In the USA, BG LNG Services LLC, (BGLS) holds, through 2028, 100% of the firm capacity rights at North America's largest operating LNG importation terminal, Lake Charles in Louisiana. This facility has storage capacity of 9 billion cubic feet (bcf) and sustained send out capacity of 1.8 billion cubic feet per day (bcf/d).


Additionally, BGLS holds, through 2027, firm regasification rights of 446 million standard cubic feet per day (mmscf/d) at the Elba Island LNG terminal near Savannah, Georgia. Expansion work is expected to increase its throughput capacity to 1.17 bcf/d from 2012.


BG has long-term purchase agreements in place with Equatorial Guinea LNG Train 1, S.A. for the supply of 3.4 mtpa for 17 years from 2007; with Nigeria LNG Ltd, for the supply of 2.3 mtpa for 20 years which began in January 2006; with Egyptian LNG Train 2 for the supply of 3.6 mtpa for 20 years and with Atlantic LNG Train 4 for the supply of BG Group's liquefaction capacity (28.89%) in the 5.2mtpa facility under long-term contract. BG is also a shareholder in Egyptian LNG Train 1 which has an output of 3.6 mtpa - all pre-sold to Gaz de France. A third Egyptian LNG train is under consideration.

ALNG Train 1, which came into operation in April 1999, has 3.1 mpta capacity (BG Group - 26% shareholder). Trains 2 and 3, which became operational in August 2002 and April 2003 respectively, each have 3.4 mtpa capacity (BG Group - 32.5% shareholder). Train 4 (BG Group - 28.89% shareholder), is a fully integrated project for BG Group, involving the production and liquefaction of gas in Trinidad & Tobago, the shipping of LNG to Lake Charles and the subsequent regasification for onward sale into the US market.


For more info on Atlantic LNG Company - www.atlanticlng.com


Enquiries:

Communications                                            +44 (0) 118 929 2462
Out of hours media mobile:                                +44 (0) 7917 185707


Investor Relations        Chris Lloyd/Helen Parris/
                          Siobhan Andrews                 +44 (0) 118 929 3025

Website: www.bg-group.com



                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 12 February, 2007                       By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary